                                                                    EXHIBIT 99.3
                                                           [English Translation]
                                                               February 25, 2003

                 TRANSACTION WITH THE LARGEST SHAREHOLDING GROUP

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1. Company name                                                          Dacom Corporation

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   - Relationship                                             the largest shareholder in the largest
                                                                        shareholding group
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2. Details of     a. Date of Transaction                                  February 25, 2003
Transaction
                ---------------------------------------------------------------------------------------
                  b. Transaction Period                         January 1, 2003 - December 31, 2003

                ---------------------------------------------------------------------------------------
                  c. Subject of Transaction                        Telecommunications equipment &
                                                                         interconnection fee
                ---------------------------------------------------------------------------------------
                  d. Amount of Transaction (KRW)                                         70,000,000,000

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3. Total Amount of Transaction with the largest                                          70,000,000,000
shareholding group (KRW)
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4. Date of Board Resolution                                               February 25, 2003

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   - Attendance of Independent Directors                     Attendance: 5                   Absence: 0

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   - Attendance of Auditor                                                       Yes

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5. Subject to the Fair Trade Act                                                 Yes

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6. Others                                                  The Amount of Transaction in item 2(d) is
                                                           not the amount stated on the contract.
                                                           Rather, it is the total estimated amount of
                                                           transactions with Dacom for the fiscal year
                                                           2003, which has been approved as a ceiling
                                                           amount at the board meeting.

                                                           Considering the frequency and amount of
                                                           contract is less than the limit of corporate
                                                           disclosure, the date of the board resolution
                                                           is stated as the Date of Transaction and
                                                           Transaction Period is the full year 2003.

                                                           The Total Amount of Transaction with the
                                                           largest shareholding group in item 3 is an
                                                           estimate for the fiscal year 2003.
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

                                                           [English Translation]
                                                               February 25, 2003

                 TRANSACTION WITH THE LARGEST SHAREHOLDING GROUP

-------------------------------------------------------------------------------------------------------
1. Company name                                                           Powercomm

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   - Relationship                                         affiliated company of the largest shareholder
                                                                 in the largest shareholding group
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2. Details of     a. Date of Transaction                                  February 25, 2003
Transaction
                ---------------------------------------------------------------------------------------
                  b. Transaction Period                        January 1, 2003 - December 31, 2003

                ---------------------------------------------------------------------------------------
                  c. Subject of Transaction                   Telecommunications equipment usage

                ---------------------------------------------------------------------------------------
                  d. Amount of Transaction (KRW)                                        100,000,000,000

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3. Total Amount of Transaction with the largest                                         100,000,000,000
shareholding group (KRW)
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4. Date of Board Resolution                                               February 25, 2003

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   - Attendance of Independent Directors                  Attendance: 5                      Absence: 0

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   - Attendance of Auditor                                                      Yes

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5. Subject to the Fair Trade Act                                                Yes

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6. Others                                              The Amount of Transaction in item 2(d) is not
                                                       the amount stated on the contract. Rather, it is
                                                       the total estimated amount of transactions with
                                                       Powercomm for the fiscal year 2003, which has
                                                       been approved as a ceiling amount at the board
                                                       meeting.

                                                       Considering the frequency and amount of contract
                                                       is less than the limit of corporate disclosure,
                                                       the date of the board resolution is stated as
                                                       the Date of Transaction and Transaction Period
                                                       is the full year 2003.

                                                       The Total Amount of Transaction with the largest
                                                       shareholding group in item 3 is an estimate for
                                                       the fiscal year 2003.
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

                                                           [English Translation]
                                                               February 25, 2003


                 TRANSACTION WITH THE LARGEST SHAREHOLDING GROUP

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1. Company name                                                           Hanaro T&I

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   - Relationship                                                     Afiilated company

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2. Details of     a. Date of Transaction                              February 25, 2003
Transaction
                ---------------------------------------------------------------------------------------
                  b. Transaction Period                       January 1, 2003 - December 31, 2003

                ---------------------------------------------------------------------------------------
                  c. Subject of Transaction                           Customer services

                ---------------------------------------------------------------------------------------
                  d. Amount of Transaction (KRW)                                         50,000,000,000

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3. Total Amount of Transaction with the largest                                          50,000,000,000
shareholding group (KRW)
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4. Date of Board Resolution                                             February 25, 2003

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   - Attendance of Independent Directors                      Attendance: 5                  Absence: 0

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   - Attendance of Auditor                                                     Yes

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5. Subject to the Fair Trade Act                                               Yes

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6. Others                                                  The Amount of Transaction in item 2(d) is
                                                           not the amount stated on the contract.
                                                           Rather, it is the total estimated amount of
                                                           transactions with Hanaro T&I for the fiscal
                                                           year 2003, which has been approved as a
                                                           ceiling amount at the board meeting.

                                                           Considering the frequency and amount of
                                                           contract is less than the limit of corporate
                                                           disclosure, the date of the board resolution
                                                           is stated as the Date of Transaction and
                                                           Transaction Period is the full year 2003.

                                                           The Total Amount of Transaction with the
                                                           largest shareholding group in item 3 is an
                                                           estimate for the fiscal year 2003.
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